FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 425th Meeting of the Board of Directors, December 28, 2007

2.	CEMIG Distribuição S.A., Summary of Minutes of the 63rd Meeting of the Board of Directors, December 28, 2007

3.	CEMIG Geração e Transmissão S.A., Summary of Minutes of the 61st Meeting of the Board of Directors, December 28, 2007

4.	Summary of Decisions of the 429th Meeting of the Board of Directors, March 25, 2008

5.	CEMIG Distribuição S.A., Summary of Minutes of the 67th Meeting of the Board of Directors, March 25, 2008

6.	CEMIG Geração e Transmissão S.A., Summary of Minutes of the 65th Meeting of the Board of Directors, March 25, 2008

7.	Market Announcement, March 26, 2008

8.	Market Announcement, April 7, 2008

1.                                                                                       Summary of Minutes of the 425th Meeting of the Board of Directors, December 28, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 425th meeting of the Board of Directors

Date, time and place:	December 28, 2007, at 3 p.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araujo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I - The Board approved:

a)      the Annual Budget for 2008; and

b)      the minutes of this meeting

II - The following board members voted against the proposal relating to the Annual Budget for 2008 mentioned in Item I, sub-clause “a” above:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa.

IV - The following spoke on general matters and business of interest to the Company:

The Chairman;

Board members:   Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Djalma Bastos de Morais.

The following were present:

Board Members:  Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher and Marco Antonio Rodrigues da Cunha;

Secretary:                                         Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2.                                                                                       CEMIG Distribuição S.A., Summary of Minutes of the 63rd Meeting of the Board of Directors, December 28, 2007

Cemig Distribuição S.A.

CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 63rd meeting of the Board of Directors

Date, time and place:	December 28, 2007, at 4 p.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araujo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I - The Board approved:

a)      The Annual Budget for 2008, with the changes proposed by the Board member Djalma Bastos de Morais; and

b)      the minutes of this meeting.

II - The following board members voted against the proposal relating to the Annual Budget for 2008 mentioned in Item I, sub-clause “a” above:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa.

IV -     The following spoke on general matters and business of interest to the Company:

The Chairman;

Board members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Wilton de Medeiros Daher.

Superintendents:	Pedro Carlos Hosken Vieira

The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes and Wilton de Medeiros Daher.

Board member and Director: Marco Antonio Rodrigues da Cunha.

Superintendent:	Pedro Carlos Hosken Vieira.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

3.                                                                                       CEMIG Geração e Transmissão S.A., Summary of Minutes of the 61st Meeting of the Board of Directors, December 28, 2007

Cemig Geração e Transmissão S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 61st meeting of the Board of Directors

Date, time and place:	December 28, 2007, at 4.30 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araujo de Lacerda; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-         The Board approved:

a)     the annual Budget for 2008; and

b)    the minutes of this meeting.

II - The following board members voted against the proposal relating to the Annual Budget for 2008 mentioned in Item I, sub-clause “a” above:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa.

III -       The following spoke on general matters and business of interest to the Company:

The Chairman; the Vice-chairman;

Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Wilton de Medeiros Daher.

Superintendent:	Pedro Carlos Hosken Vieira.

The following were present:

Board members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes and Wilton de Medeiros Daher;

Board member and Director: Marco Antonio Rodrigues da Cunha;

Superintendent:	Pedro Carlos Hosken Vieira;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4.                                                                                       Summary of Decisions of the 429th Meeting of the Board of Directors, March 25, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF THE DECISIONS OF THE 429TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on March 25, 2008 the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.	Appointment of Cemig’s Chief Officer Luiz Fernando Rolla to the management of Empresa Regional de Transmissão de Energia S.A. (ERTE) and Empresa Norte de Transmissão de Energia S.A. (ENTE).

2.	Creation of Baguari Energia S.A. / Signing of corporate documents.

3.	Adjustments to the Voluntary Dismissal Program (PPD).

5.                                                                                       CEMIG Distribuição S.A., Summary of Minutes of the 67th Meeting of the Board of Directors, March 25, 2008

CEMIG DISTRIBUIÇÃO S.A.

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its meeting held on March 25, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following matters:

1.               Project: Operation, Maintenance and Refurbishment of the medium and low voltage networks in 2008.

2.               Complementary Expansion Works Program in 2008.

3.               Extension and modification of the rural distribution network in the municipality of Salinas, Minas Gerais.

4.               Delegation of powers to enter into contracts for sale of energy, supply of electricity and reserve of demand, use of the distribution system, use of the transmission system with the National System Operator (ONS), connection to the distribution system, sharing of distribution infrastructure and agreement undertakings, for 30 days.

5.               Adjustments to the Voluntary Dismissal Program.

6.                                                                                       CEMIG Geração e Transmissão S.A., Summary of Minutes of the 65th Meeting of the Board of Directors, March 25, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its meeting held on March 25, 2008 the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.               Additional injection of funds into the Baguari Hydroelectric Consortium.

2.               Creation of Baguari Energia S.A. / Signing of corporate documents.

3.               Commitment agreement for carrying out of feasibility studies for hydroelectric power.

4.               Revision to the Pipoca Small Hydro Plant project.

5.               Signing of amendments to service contracts with the National System Operator (NSO).

6                  Delegation of powers to enter into contracts for sale of electricity for 30 days.

7.               Adjustments to the Voluntary Dismissal Program.

7.                                                                                       Market Announcement, March 26, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

Market announcement

Companhia Energética de Minas Gerais – Cemig, a listed company holding public service concessions, with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with CVM Instructions 358 and 359 of 3 and 22 January 2002, and its commitment to best corporate governance practices, that the concession contracts for the Jaguara and São Simão hydroelectric plants have clauses guaranteeing the right to renewal of their concessions, in accordance with Law 9074 of July 7, 1995, as amended by Laws 9648 of 1998 and 10848 of 2004. The concessions of these two plants will expire for the first time in 2013 and 2015, respectively.

The concessions of the Jaguara and São Simão plants were granted to Cemig by the following Federal Decrees:

•                  Jaguara Hydroelectric Plant – average 336 MW, installed capacity 424 MW: Federal Decree 52416, of August 28, 1963, expiring on August 28, 2013;

•                  São Simão Hydroelectric Plant – average 1,281 MW, installed capacity 1,710 MW: Federal Decree 55512 of November 11, 1965, expiring January 11, 2015.

The periods of the concessions, as mentioned in the Decrees, are for 50 years.

The following plants have had their concessions renewed by the Mining and Energy Ministry, by Law 9074, of July 7, 1995:

•                  Emborcação and Nova Ponte – average 773 MW, installed capacity 1,702 MW – concessions renewed until 2025;

•                  Camargos, Itutinga, Salto Grande and Três Marias – average 363 MW, installed capacity 596 MW – concessions renewed until 2015;

•                  Volta Grande – average 229 MW, installed capacity 380 MW – concessions renewed until 2017;

•                  13 Small Hydroelectric Plants totaling 44,242 average MW, with total installed capacity of 87.9 MW – concessions renewed until 2015.

Belo Horizonte, March 26, 2008

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

8.                                                                                       Market Announcement, April 7, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig:  Aneel announces tariff reduction

We hereby notify the public that at its public meeting held on April 7 Aneel, the Brazilian National Electricity Agency, announced the result of the Second Tariff Review for Cemig, resulting in reduction of the tariffs of Cemig Distribuição S.A. from April 8, 2008, with average impact for consumers of a reduction of 12.24%, resulting from consideration of financial components. We emphasize that the application of this adjustment will not be uniform for all categories of consumers.

The result of the review reflects the current regulations, under which productivity gains, resulting from reduction of costs obtained in the recent years of the tariff cycle, must be passed through to the tariff charged to consumers. Hence, the result now announced is in line with the projections previously disclosed on various occasions with the aim of orienting the investor market on possible economic and financial impact of the tariff review, especially in relation to the financial indicator Ebitda (Earnings before Tax, Depreciation and Amortization).

We also inform the public that the additional reduction in relation to the initial figures previously published arises, in its greater part, from items of “Portion A” (components of costs that are not controllable by the concession holder), which have to be passed through to the tariff in their entirety.

CONFERENCE CALL:  I will be chairing a conference call, to explain this subject in greater detail, on April 8, 2008, at 9 a.m.

To take part please use the phone number +55 11 5688 6301.

Belo Horizonte, April 7, 2008

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
Name:	Luiz Fernando Rolla
Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date: April 15, 2008